Exhibit 99.1

Smith & Nephew plc

The Smith & Nephew
Restricted Share Plan

Approved by the Company’s shareholders at the Annual

General Meeting of the Company on 1 May 2024

Rules of the Smith & Nephew Restricted Share Plan

1	Definitions

1.1	In these rules:

“Acquiring Company” means a person who has or obtains Control of the Company;

“Award” means a Conditional Award or an Option;

“Award Date” means the date on which an Award is granted under rule 2.4;

“Basic Salary” means gross salary before adjustments to take account of any flexible benefits. Basic salary payable in a currency other than pounds sterling will be converted into pounds sterling at the average of the spot buying and selling rates with the relevant currency in comparable amounts by any clearing bank chosen by the Committee on a date chosen by the Committee;

“Business Day” means a day on which the London Stock Exchange (or, if relevant and if the Committee determines, any stock exchange nominated by the Committee on which the Shares are traded) is open for the transaction of business;

”Change of Control” means:

(i)	when a general offer to acquire Shares made by a person (or a group of persons acting in concert) becomes wholly unconditional;

(ii)	when, under Section 899 of the Companies Act 2006 (or an equivalent procedure under local legislation), a court sanctions a compromise or arrangement in connection with the acquisition of Shares; or

(iii)	a person (or a group of persons acting in concert) obtaining Control of the Company in any other way;

“Committee” means, subject to rule 7.4, the remuneration committee of the board of directors of the Company or a person or group of persons duly authorised by the remuneration committee;

“Company” means Smith & Nephew plc;

“Compensation Recoupment Policy” means the Smith & Nephew Plc Compensation Recoupment Policy duly adopted by the Committee on September 25, 2023, as may be amended from time to time;

“Conditional Award” means a conditional right to acquire Shares granted subject to the Plan rules;

“Control” has the meaning given to it by Section 995 of the Income Tax Act 2007;

“Dealing Restrictions” means any applicable restrictions on dealings or transactions in Shares imposed by:

(i)	any rules, statutory requirements, orders, legal or regulatory code, provision or rule or other requirement or guidance (including, without limitation, the Listing Rules and the City Code on Takeovers and Mergers); and/or

(ii)	any code adopted or established by the Company in addition or replacement to (i) above, in force and as amended or replaced from time to time;

“Dividend Equivalent” means an amount equal to the ordinary dividends payable on the number of Shares in respect of which an Award Vests relating to record dates that fall within the Vesting Period pursuant to rule 5.5, the payment of which is subject to rule 5.7;

“Employee” means any employee (including an executive director) of a Group Member;

“Exchange Act” means the U.S. Securities and Exchange Act of 1934;

“Exercise Price” means zero, or, if the Grantor so determines, any other amount payable on the exercise of an Option, as specified under rule 2.4.8, provided that the Exercise Price of any Option granted to a US Taxpayer must be no less than the fair market value of a Share (as determined by the Committee) on the Award Date;

“Expected Vesting Date” means the date or dates specified under rule 2.4.5 on which the Award will normally Vest in accordance with the Plan rules, which, unless the Committee determines otherwise, will be:

(i)	the first anniversary of the Award Date, in respect of one third of the Shares subject to an Award (rounding down to the nearest whole Share);

(ii)	the second anniversary of the Award Date, in respect of a further third of the Shares subject to an Award (rounding down to the nearest whole Share); and

(iii)	the third anniversary of the Award Date, in respect of the remaining Shares subject to an Award;

“Expiry Date” means the tenth anniversary of the date on which the Company’s shareholders approved the Plan;

“Grantor” means, in respect of an Award, the entity which grants that Award in accordance with rule 2.1;

“Group Member” means:

(i)	the Company; or

(ii)	any of the Company's Subsidiaries from time to time,

and “Group” will be construed accordingly. For the purposes of rules 3.4, 4.4, 5 and 9, references to Group Member include any former Group Member;

"Listing Rules" means the Listing Rules published by the United Kingdom Listing Authority;

“London Stock Exchange” means the London Stock Exchange or any successor entity;

“Option” means a conditional right to acquire Shares granted subject to the Plan rules for the Exercise Price;

“Option Period” means, in relation to an Option, the period starting on the date on which an Option Vests and ending at the end of the day before the tenth anniversary of the Award Date, or such shorter period as may be specified under rule 5.2 or by the Grantor upon the grant of the Option;

“Participant” means a person holding an Award or their personal representatives;

“Plan” means these rules, known as “The Smith & Nephew Restricted Share Plan”, as amended from time to time;

“Pro-Rating Period” means the period between the Award Date and the Expected Vesting Date of an Award;

“Relevant Review” has the meaning given in the definition of “Review”;

“Review” means carrying out a review and considering:

(i)	whether there has been a misstatement of the Company’s financial results (within the regime for “prior period errors” under International Accounting Standard 8), which has resulted in a material overpayment to Participants, which is in the form of Awards under the Plan or otherwise, irrespective of whether the relevant Participants are at fault;

(ii)	whether there has been an error in determining the size of an Award or the extent to which an Award Vests or erroneous or misleading data which has resulted in the Vesting of an Award which would not otherwise have Vested or which would otherwise have Vested to a materially lesser extent;

(iii)	whether there has been a significant adverse change in the financial performance or reputation of the Company, including corporate failure and/or any significant loss at a general level or in respect of the Global Business Unit or Function in which the Participant worked;

(iv)	where the conduct of the Employee caused or would have caused any Group Member to suffer, or contributed to any Group Member suffering, serious reputational damage (whether directly or indirectly);

(v)	the conduct, capability or performance of a Participant or any team, business area or profit centre, if the Committee deems that the circumstances warrant a review; and/or

(vi)	any other matter which appears relevant,

and if the Committee determines that one or more of the circumstances set out in the above provisions are in question, this will be considered a “Relevant Review”. In the case of a corporate failure, references to "Committee" will include the Company and/or its administrators;

“Section 409A” means Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and the U.S. Treasury Regulations promulgated and other official guidance issued thereunder, collectively;

“Shares” means fully paid ordinary shares in the capital of the Company or any American Depositary Shares (“ADSs”) or American Depositary Receipts (“ADRs”) representing ordinary shares in the capital of the Company;

“Subsidiary” means a company which is a subsidiary of the Company within the meaning of Section 1159 of the Companies Act 2006;

“Tax Election” means an election by the Participant and/or their employing company or any Group Member for a particular tax and/or social security treatment in respect of their Award and/or the Shares a Participant may acquire pursuant to it (which may include a joint election under Section 431(1), 431(2) or 430 of the UK Income Tax (Earnings and Pensions) Act 2003 or an equivalent election pursuant to such other tax legislation that may be applicable to Participants and/or employing companies or Group Members situated in jurisdictions other than the UK);

"Tax Liability" means any amount of tax and/or social security contributions arising in connection with an Award for which a Participant would or may be liable and for which any Group Member or other person or entity would or may be obliged to (or would or may suffer a disadvantage if it were not to) account to any relevant authority;

“US Taxpayer” means a person who is subject to taxation under the tax rules of the United States of America;

“Vesting”, in relation to an Option, means an Option becoming exercisable and, in relation to a Conditional Award, means a Participant becoming entitled to have the Shares issued or transferred to them subject to the Plan rules and “Vest” and “Vested” will be construed accordingly; and

“Vesting Period” means the period between the Award Date and the date on which the Award Vests.

1.2	Rule headings have no legal effect and will not affect the interpretation of the Rules.

1.3	Any words following the terms "including", "include", "in particular", "for example" or any similar expression will be construed as illustrative and will not limit the sense of the words, description, definition, phrase or term preceding those terms.

1.4	Except insofar as the context otherwise requires:

1.4.1	words denoting the singular will include the plural and vice versa;

1.4.2	a reference to any enactment will be construed as a reference to that enactment as from time to time amended, extended or re-enacted; and

1.4.3	a reference to the Plan or to any agreement or document referred to herein is to the Plan or such agreement or document as amended, restated or novated (in each case other than in breach of the provisions of the Plan) from time to time.

2	Granting Awards

2.1	Grantor

The Grantor of an Award must be:

2.1.1	the Company;

2.1.2	any other Group Member; or

2.1.3	a trustee of any trust set up for the benefit of Employees.

Any Award, and the terms of that Award, must be approved in advance by the Committee.

2.2	Eligibility

The Grantor may grant an Award to any person who is an Employee on the Award Date in accordance with any selection criteria that the Committee in its discretion may set.

2.3	Timing of Award

Awards may not be granted at any time after the Expiry Date or before the date on which the Company’s shareholders approve the Plan. Subject to the foregoing, Awards may only be granted within a period of 42 days starting on any of the following:

2.3.1	any day on which the Company holds a general meeting;

2.3.2	the first Business Day after the announcement of the Company’s results for any period;

2.3.3	any day on which the Committee resolves that exceptional circumstances exist which justify the grant of Awards; or

2.3.4	the lifting of Dealing Restrictions which prevented the granting of Awards during any period specified above.

2.4	Terms of Awards

Awards are subject to the Plan rules and must be granted by deed or in such other form as the Committee decides. The terms of the Award must be determined by the Grantor and approved by the Committee. The terms must be set out in the deed or other document (which may be in electronic form), including:

2.4.1	whether the Award is:

(i)	a Conditional Award;

(ii)	an Option; or

(iii)	a combination of these;

2.4.2	the number of Shares subject to the Award or the basis on which the number of Shares subject to the Award will be calculated;

2.4.3	the Award Date;

2.4.4	any additional condition specified under rule 2.5;

2.4.5	the Expected Vesting Date;

2.4.6	if the Award is an Option, the Option Period;

2.4.7	whether the Participant is entitled to receive any Dividend Equivalent;

2.4.8	the Exercise Price (if relevant); and

2.4.9	whether the Participant may be required to enter into a Tax Election.

2.5	Additional conditions

The Grantor may impose conditions additional to the Plan rules on the Vesting and/or exercise of an Award when granting the Award. Any condition must be specified at the Award Date and may provide that an Award will lapse if it is not satisfied. The Grantor, with the consent of the Committee, may waive or change a condition imposed under this rule 2.5.

2.6	Award certificates

Each Participant will receive a notification setting out the terms of the Award as soon as practicable after the Award Date. The notification may be the deed referred to in rule 2.4 or any other document and may be in electronic form.

2.7	No payment

A Participant is not required to pay for the grant of any Award.

2.8	Administrative errors

2.8.1	Subject to rule 2.8.2, if the Grantor purports to grant an Award which is inconsistent with the provisions of this rule 2 or in breach of any applicable laws, the Award will not take effect and will be treated as having lapsed.

2.8.2	If the Grantor tries to grant an Award which is inconsistent with rule 2.9, 2.10 or 2.11, the Award will be limited and will take effect from the Award Date on a basis consistent with those rules.

2.9	Individual limit for Awards

An Award must not be granted to an Employee if it would, on the proposed Award Date, cause the market value (as determined by the Committee) of the Shares subject to all Awards that the Participant has been granted in respect of that financial year under the Plan to exceed 250% of their annual Basic Salary from Group Members.

2.10	Plan limits - 10 per cent

A Grantor must not grant an Award if the number of Shares committed to be issued under that Award exceeds 10 per cent of the ordinary share capital of the Company in issue immediately before that day, when added to the number of Shares which have been issued, or committed to be issued, to satisfy Awards or options or awards under any other employee share plan operated by the Company granted in the previous 10 years.

2.11	Plan limits - 5 per cent

A Grantor must not grant an Award if the number of Shares committed to be issued under that Award exceeds 5 per cent of the ordinary share capital of the Company in issue immediately before that day, when added to the number of Shares which have been issued, or committed to be issued, to satisfy Awards or options or awards under any other discretionary employee share plan adopted by the Company granted in the previous 10 years.

2.12	Scope of Plan limits

When calculating the limits in rules 2.10 and 2.11:

2.12.1	where a right to acquire Shares is released or lapses, the Shares concerned are excluded from the calculation of the number of Shares committed to be issued under an Award; and

2.12.2	as long as so required by the Investment Association, Shares transferred from treasury to satisfy Awards are treated as Shares issued by the Company.

2.13	Approvals, consents and dealing restrictions

Notwithstanding any other provision in the Plan, the grant of any Award will be subject to obtaining any approval or consent required under, and complying with the requirements of, the Listing Rules, any relevant share dealing code of the Company, the City Code on Takeovers and Mergers, and any other relevant UK or overseas regulation or enactment and any applicable Dealing Restrictions.

2.14	Awards in tranches

The Grantor may grant an Award in any number of tranches, where the terms (as referred to in rule 2.4) of each tranche are different. In these circumstances, the Plan rules will be interpreted as if each tranche was a standalone Award.

3	Before Vesting

3.1	Rights

A Participant is not entitled to vote, to receive dividends or to have any other rights of a shareholder in respect of Shares subject to an Award until the Shares are issued or transferred to, or to the order of, the Participant.

3.2	Transfer

A Participant may not transfer, assign or otherwise dispose of an Award or any rights in respect of it. If the Participant does or purports to, whether voluntarily or involuntarily, then it will immediately lapse. This rule 3.2 does not apply to the transmission of an Award on the death of a Participant to their personal representatives.

3.3	Adjustment of Awards

If there is:

3.3.1	a variation in the equity share capital of the Company, including (without limitation) a capitalisation or rights issue, sub-division, consolidation or reduction of share capital;

3.3.2	a demerger (in whatever form) or exempt distribution by virtue of Section 1075 of the Corporation Tax Act 2010;

3.3.3	a special dividend or distribution; or

3.3.4	any other corporate event which might, in the Committee’s opinion, affect the current or future value of any Award,

the Committee may adjust the number or class of Shares subject to the Award and, in the case of an Option, the Exercise Price.

3.4	Malus

3.4.1	Review of Awards

At any time prior to the Vesting of a Conditional Award or exercise of an Option, the Committee may conduct a Review of Awards, or any individual Award. The Committee may determine that a Review should take place after a Participant has ceased to be an Employee. For the purposes of this rule 3.4, any reference to the "Committee" will include the Company and/or its administrators in the case of a corporate failure.

If there is a Relevant Review and the Committee determines, as result of the Relevant Review, that the circumstances warrant it, the Committee may take one or more of the actions listed below in rule 3.4.2.

3.4.2	Actions

The Committee may in its absolute discretion:

(i)	reduce the number of Shares in respect of the Award (including to zero); and/or

(ii)	determine that an Award or any part of it will not Vest or will no longer be exercisable; and/or

(iii)	apply conditions or restrictions to the Vesting or exercise of the Award.

3.5	Compliance with Compensation Recoupment Policy

The Committee will have full authority to implement any policies and procedures necessary to comply with Section 10D of the Exchange Act and any rules promulgated thereunder. Notwithstanding anything to the contrary contained herein, any Awards granted under the Plan (including any amounts or benefits arising from such Awards) will be subject to the Compensation Recoupment Policy, and the Committee may, to the extent permitted by the Compensation Recoupment Policy, applicable law, the Listing Rules and any U.S. stock exchange rules, and will, to the extent required, take any action provided for in the Compensation Recoupment Policy.

4	When do Awards Vest?

4.1	Extent of Vesting

Before the Vesting of an Award, the Committee will determine, in its discretion, whether and to what extent an Award will Vest.

In making its determination of the extent to which an Award Vests, the Committee may take into account such factors as it may, in its discretion, determine, which may include (without limitation): market movements over the Vesting Period, the shareholder experience over the Vesting Period, any impact of the regulatory environment affecting the Group and any factors affecting a Group Member’s reputation.

The Vesting of any Award granted to a Participant who is an executive director of the Company must be in compliance with the Company’s shareholder-approved directors’ remuneration policy as is in force from time to time.

4.2	Timing of Vesting

Subject to rules 2.5, 3.4, 4.3 to 4.5 (inclusive), 5, 6, 7, 10.1 and 12, an Award Vests on the Expected Vesting Date or, if later, on the date on which the Company makes its determination under rule 4.1.

4.3	Dealing Restrictions delay Vesting

If, when an Award would otherwise Vest under any rule of this Plan, Dealing Restrictions would prohibit:

4.3.1	in the case of a Conditional Award, the Vesting of the Conditional Award;

4.3.2	in the case of an Option, the exercise of the Option;

4.3.3	the delivery of Shares or cash (as relevant), or the procurement of such delivery, to the Participant in respect of an Award; and/or

4.3.4	the Participant from selling Shares to discharge any liability to taxation or social security contributions in respect of their Award, where relevant,

unless the Committee determines otherwise and, in the case of US Taxpayers, subject to rule 12, the Award will not Vest until the first Business Day on which all such Dealing Restrictions cease to apply.

4.4	Other restrictions on Vesting

Subject to rules 4.3 and 12, an Award will not Vest unless and until the following conditions are satisfied:

4.4.1	the Vesting of the Award and the transfer of Shares after such Vesting would be lawful in all relevant jurisdictions;

4.4.2	if, on the Vesting of the Award, a Tax Liability would arise by virtue of such Vesting and the Committee decides that such Tax Liability will not be satisfied by the sale of Shares pursuant to rule 5.7 then the Participant must have entered into arrangements acceptable to the Committee that the relevant Group Member will receive the amount of such Tax Liability;

4.4.3	the Participant has entered into such arrangements as the Committee may require (and where permitted in the relevant jurisdiction) to satisfy a Group Member's liability to social security contributions in respect of the Vesting of the Award; and

4.4.4	where the Committee requires, the Participant has entered into, or agreed to enter into, a valid Tax Election or any similar arrangement in any overseas jurisdiction.

4.5	Lapse

To the extent that the Committee determines that an Award will not Vest in accordance with rule 4.1, the Award lapses. To the extent that any condition imposed under rule 2.5 is not satisfied, the Award will lapse if so specified in the terms of that condition. If an Award lapses, it cannot Vest and a Participant has no rights in respect of it.

5	What happens when an Award Vests?

5.1	Conditional Award

Subject to rule 12, within 30 days of a Conditional Award Vesting, the Grantor will, subject to the rest of this rule 5 and rule 10.9, transfer or procure the transfer, including a transfer out of treasury, or issue to, or to the order of, the Participant, the number of Shares in respect of which the Award has Vested.

5.2	Options

5.2.1	Subject to the rest of this rule 5, a Participant may exercise their Option at any time during the Option Period by giving notice in the prescribed form and manner to the Grantor or any person nominated by the Grantor and paying the Exercise Price (if any).

5.2.2	The Option will lapse at the end of the Option Period or, if earlier, on the earliest of:

(i)	the date on which the Participant ceases to be an Employee, unless rule 6.2 or 6.4 applies;

(ii)	if the Committee so decides pursuant to rule 6.1.2, the date on which the Participant gives or receives notice of the fact that the Participant will cease to be an Employee;

(iii)	in circumstances where rule 6.2 applies, six months after the date on which the Participant ceases to be an Employee, or if later, the date on which the Option Vests;

(iv)	one month (or such longer period as the Committee may determine not exceeding six months) after a Change of Control or other event determined by the Committee in accordance with rule 7; or

(v)	one year from the date of the Participant’s death.

5.2.3	An Option will not be exercised on any occasion if such exercise or the delivery of Shares upon such exercise would be prohibited by any Dealing Restrictions.

5.2.4	Subject to rules 5.3, 5.4, 5.6, 5.7 and 10.9, the Grantor will arrange for Shares to be transferred or issued to, or to the order of, the Participant within 30 days of the date on which the Option is exercised.

5.2.5	If an Option Vests under more than one provision of the Plan rules, the provision resulting in the shortest exercise period will prevail.

5.2.6	Unless otherwise determined by the Grantor on or before the Award Date, an Option may be exercised in full or in part provided that the exercise is in respect of a whole number of Shares.

5.2.7	The exercise of any Option will be effected in the form and manner prescribed by the Committee. Unless the Grantor, acting fairly and reasonably determines otherwise, any notice of exercise will, subject to the remainder of the Plan rules, take effect only when the Company (or its nominee) receives it.

5.3	Other restrictions on the exercise of an Option

Subject to rule 5.4, an Option which has Vested may not be exercised unless and until the following conditions are satisfied:

5.3.1	the exercise of the Option and the transfer of Shares after such exercise would be lawful in all relevant jurisdictions;

5.3.2	if, on the exercise of the Option, a Tax Liability would arise by virtue of such exercise and the Committee decides that such Tax Liability will not be satisfied by the sale of Shares pursuant to rule 5.7 then the Participant must have entered into arrangements acceptable to the Committee that the relevant Group Member will receive the amount of such Tax Liability;

5.3.3	the Participant has entered into such arrangements as the Committee may require (and where permitted in the relevant jurisdiction) to satisfy a Group Member’s liability to social security contributions in respect of the exercise of the Option; and

5.3.4	where the Committee requires, the Participant has entered into, or agreed to enter into, a valid Tax Election or any similar arrangement in any overseas jurisdiction.

5.4	Dealing Restrictions delay delivery

The Grantor will not be obliged to arrange for the delivery of Shares following the Vesting or exercise of an Award, as appropriate, if the delivery, or procurement of it, would be prohibited by any Dealing Restrictions, in which case the Grantor will arrange for the delivery as soon as reasonably practicable after all such Dealing Restrictions cease to apply. Notwithstanding the foregoing, in the case of a US Taxpayer, delivery will be delayed only if and only so long as the Committee reasonably anticipates such delivery would violate any applicable law relating to dealings or transactions in securities.

5.5	Dividend Equivalent

An Award may include the right to receive a Dividend Equivalent which may be paid in cash or Shares (as determined from time to time by the Committee). If Dividend Equivalents will be paid to any relevant Participant, they will be paid to the Participant after Vesting of a Conditional Award or, in the case of an Option, after exercise, at the same time as the underlying Award is settled. For the avoidance of doubt, the Dividend Equivalent does not include any tax credit.

5.6	Alternative ways to satisfy Awards

Where the Grantor considers it necessary or desirable for regulatory or other reasons, the Grantor may, subject to the approval of the Committee, decide to satisfy an Award by paying an equivalent amount in cash (subject to rule 5.7). For Options, the cash amount must be equal to the amount by which the market value (as determined by the Committee) of the Shares in respect of which the Option is exercised exceeds the Exercise Price. Alternatively, the Grantor may decide to satisfy an Option by procuring the issue or transfer of Shares to the value of the cash amount specified above.

The Grantor may determine that an Award will be satisfied in cash (or as alternatively specified in this rule 5.6) at the Award Date or at any time before satisfaction of the Award, including after Vesting or, in the case of an Option, after exercise.

In respect of Awards which are to be settled in cash, the Committee may, at any time before the delivery of the cash, decide instead to satisfy such Awards (and any Dividend Equivalent) by the delivery of Shares, subject to rule 5.7. The number of Shares will be calculated by reference to the market value (as determined by the Committee) of the Shares on the date of Vesting for Conditional Awards and the date of exercise for Options.

5.7	Withholding

Any Group Member or trustee of any employee benefit trust established by a Group Member may withhold such amount and make such arrangements as it considers necessary to meet any Tax Liability in respect of Awards. These arrangements may include (without limitation) the sale or reduction in number of any Shares or the Participant discharging the liability themselves.

The Participant authorises the Grantor to sell or procure the sale of sufficient Vested Shares on or following the Vesting of their Award (in the case of a Conditional Award) or on or following the exercise of their Award (in the case of an Option) on their behalf to ensure that any relevant Group Member receives the amount required to discharge the Tax Liability which arises on Vesting or exercise of their Award, or otherwise in connection with such Award, except to the extent the Participant agrees with the Company or relevant Group Member to fund all or part of the Tax Liability in a different manner.

6	Vesting in other circumstances - personal events

6.1	General rule on leaving employment

6.1.1	Unless rule 6.2 or 6.4 applies, an Award which has not Vested will lapse on the date the Participant ceases to be an Employee.

6.1.2	The Committee may decide that an Award which has not Vested will lapse on the date on which the Participant gives or receives notice of termination of their employment with any Group Member (whether or not such termination is lawful), unless the reason for giving or receiving notice is one listed in rule 6.2.1 below.

6.2	“Good leavers”

6.2.1	If a Participant ceases to be an Employee for any of the reasons set out below, then their Awards will Vest as described in rules 6.3 and lapse as to the balance. The reasons are:

(i)	ill-health, injury or disability, as established to the satisfaction of the Company;

(ii)	retirement with the agreement of the Participant’s employer;

(iii)	the Participant’s employing company ceasing to be a Group Member;

(iv)	a transfer of the undertaking, or the part of the undertaking, in which the Participant works to a person which is not a Group Member;

(v)	redundancy; and

(vi)	any other reason, if the Committee so decides in any particular case.

6.2.2	The Committee may only exercise the discretion provided for in rule 6.2.1(vi) no later than 30 days after the relevant Participant’s employment.

6.3	Vesting

Where rule 6.2 applies:

6.3.1	the Award will not lapse but will Vest, subject to rule 7, on the Expected Vesting Date, unless the Committee determines that the Award will Vest on such earlier date as the Committee may determine following the Participant ceasing to be an Employee;

6.3.2	the extent to which an Award will Vest will be determined by the Committee in accordance with rule 4.1 and taking into account, unless the Committee decides otherwise, the proportion of the Pro-Rating Period that has elapsed when the Participant ceases to be an Employee;

6.3.3	to the extent that an Award does not Vest under rule 6.3.2, the Award will lapse; and

6.3.4	in relation to an Award held by a US Taxpayer, the timing of the Vesting and settlement of the Award will be subject to the terms set out in rule 12.

6.4	Death

If a Participant dies:

6.4.1	the Award will not lapse but will Vest on the date of the Participant’s death;

6.4.2	the extent to which an Award will Vest will be determined by the Committee in accordance with rule 4.1 and taking into account, unless the Committee decides otherwise, the proportion of the Pro-Rating Period that has elapsed on the date of the Participant’s death; and

6.4.3	to the extent that an Award does not Vest under rule 6.4.2, the Award will lapse.

6.5	Overseas transfer

If a Participant remains an Employee but is transferred to work in another country or changes tax residence status and, as a result, the Participant would:

6.5.1	suffer a tax disadvantage in relation to their Awards (this being shown to the satisfaction of the Committee); or

6.5.2	become subject to restrictions on their ability to Vest in or exercise their Awards or to hold or deal in the Shares or the proceeds of the sale of the Shares acquired on Vesting or exercise because of the securities laws, financial services laws, exchange control laws or other laws of the country to which the Participant is transferred, then the Committee may decide that the Awards will Vest on a date they choose before or after the transfer takes effect. The Award will Vest to the extent the Committee permits and will lapse as to the balance.

6.6	Meaning of “ceasing to be an Employee”

For the purposes of rule 5.2 and this rule 6, a Participant will not be treated as ceasing to be an Employee until the earlier of when:

6.6.1       the Participant is no longer an Employee of any Group Member; or,

6.6.2	if the Committee so determines pursuant to rule 6.1.2, the Participant is under notice of termination of employment and the Committee does not expect them to continue or commence employment with any other Group Member.

A Participant will not be treated as ceasing to be an Employee if the Participant recommences employment with a Group Member within seven days.

6.7	"Good leaver" subsequently found not to be a "good leaver"

If, after a Participant ceasing to be an Employee when the Participant has been treated as a "good leaver" under rule 6.2, circumstances arise which cause the Committee to determine that the Participant should not have been treated as a "good leaver" and rule 6.2 should not have applied, the Committee may in its absolute discretion determine that rule 6.1 will apply instead. In addition, the Committee may in its absolute discretion take any of the actions referred to in rule 9.1.2, to the extent it considers appropriate to give effect to the application of rule 6.1.

7	Vesting in other circumstances - corporate events

7.1	Time of Vesting

7.1.1	In the event of a Change of Control, an Award will Vest, subject to rules 7.3, 7.7 and 12, in accordance with rule 7.2. The Award will lapse as to the balance except to the extent exchanged under rule 7.3.

7.1.2	If the Company is or may be affected by any demerger, delisting, distribution (other than an ordinary dividend) or other transaction, which, in the opinion of the Committee, might affect the current or future value of any Award, the Committee may allow an Award to Vest. The Award will Vest to the extent specified in rule 7.2 and will lapse as to the balance unless exchanged under rule 7.3. The Committee may impose other conditions on Vesting.

7.2	Extent of Vesting

Where an Award Vests under rule 7.1:

7.2.1	the extent to which an Award will Vest will be determined by the Committee in accordance with rule 4.1 and taking into account, unless the Committee decides otherwise, the proportion of the Pro-Rating Period that has elapsed when the Change of Control or the event referred to in rule 7.1.2 occurs; and

7.2.2	to the extent that an Award does not Vest under rule 7.2.1, the Award will lapse.

7.3	Exchange

Subject to rule 12, an Award will not Vest under rule 7.1 but will be exchanged under rule 7.6 to the extent that:

7.3.1	an offer to exchange the Award is made and accepted by a Participant; or

7.3.2	the Committee, with the consent of the Acquiring Company, decides before a Change of Control that the Award will be automatically exchanged.

7.4	Committee

In this rule 7, “Committee” means those people who were members of the remuneration committee of the Company immediately before the Change of Control.

7.5	Timing of exchange

Where an Award is to be exchanged under rule 7.3, the exchange is effective immediately following the Change of Control.

7.6	Exchange terms

Where a Participant is granted a new award in exchange for an existing Award, the new award:

7.6.1	must confer a right to acquire shares in the Acquiring Company or another body corporate determined by the Acquiring Company;

7.6.2	must be equivalent to the existing Award, subject to rule 7.6.4;

7.6.3	is treated as having been acquired at the same time as the existing Award and, subject to rule 7.6.4, Vests in the same manner and at the same time;

7.6.4	must be subject to such other terms as the Committee considers appropriate in all the circumstances;

7.6.5	is governed by the Plan as if references to Shares were references to the shares over which the new award is granted and references to the Company were references to the Acquiring Company or the body corporate determined under rule 7.6.1 above; and

7.6.6	must be made in accordance with rule 12 in respect of any Awards held by US Taxpayers.

7.7	Internal reorganisation

Awards will not Vest under rule 7.1 without the consent of the Committee if the purpose and effect of the Change of Control is to create a new holding company for the Company, such company having substantially the same shareholders with substantially the same proportionate shareholdings as those of the Company immediately before the Change of Control.

If this rule 7.7 applies, the Committee may determine that Awards will instead be exchanged for an equivalent award over such shares as the Committee determines appropriate, and the Committee may make any modifications to any condition(s) to which the Awards are subject, as it determines appropriate.

8	Changing the Plan and termination

8.1	Committee’s powers

Except as described in the rest of this rule 8, the Committee may at any time change the Plan in any way.

8.2	Shareholder approval

8.2.1	Except as described in rule 8.2.2, the Company’s shareholders must approve in advance by ordinary resolution any proposed change to the Plan to the advantage of present or future Participants, which relates to:

(i)	the persons to or for whom Shares may be provided under the Plan;

(ii)	the limits on the number of Shares which may be issued or transferred from treasury under the Plan;

(iii)	the individual limit for each Participant under the Plan;

(iv)	the basis for determining a Participant's entitlement to, and the terms of, securities, cash or other benefits to be provided under the Plan;

(v)	the adjustment of Awards if there is a capitalisation issue, rights issue or open offer, sub-division or consolidation of shares or reduction of capital or any other variation of capital;

(vi)	for Options, the determination of the Exercise Price; or

(vii)	the terms of this rule 9.2.1.

8.2.2	The Committee can change the Plan and need not obtain the approval of the Company in general meeting for any minor changes:

(i)	to benefit the administration of the Plan;

(ii)	to comply with or take account of the provisions of any proposed or existing legislation; or

(iii)	to obtain or maintain favourable tax, exchange control or regulatory treatment of any Group Member or Participant.

8.3	Notice

The Committee is not required to give Participants notice of any changes.

8.4	Termination

The Plan will terminate on the Expiry Date, but the Committee may terminate the Plan at any time before that date in its absolute discretion. The termination of the Plan will not affect existing Awards.

9	Clawback

9.1.1	Review of Awards

The Committee may at any time conduct a Review of Awards, or any individual Award. The Committee may determine that a Review should take place after a Participant has ceased to be an Employee and/or after the Award has Vested or been exercised. For the purposes of this rule 9, any reference to the "Committee" will include the Company and/or its administrators in the case of a corporate failure.

If there is a Relevant Review, and the Committee determines, as result of the Relevant Review, that the circumstance warrant it, the Committee may take one or more of the actions listed below in rule 9.1.2.

9.1.2	Actions

The Committee may at any time within three years (or such additional period as the Committee may determine in exceptional circumstances) from the date on which the Award Vests in its absolute discretion use any method to recover an amount that it decides appropriate in light of the Relevant Review, including, but not exhaustively, by directing that:

(i)	the Shares acquired by the Participant pursuant to an Award, or such number as specified, (net of any tax paid by the Participant which is not refundable) are to be returned as directed by the Committee; and/or

(ii)	an amount in cash equal to the value of the Shares at the date of Vesting or exercise (as relevant) of an Award (net of any tax paid by the Participant which is not refundable), or such lower amount as the Committee may specify, be paid to the Company or any other person as directed by the Committee; and/or

(iii)	the Participant sell the Shares acquired by the Participant pursuant to an Award, or such number as specified, (net of any tax paid by the Participant which is not refundable) (whether on the open market or to such person as the Committee may direct) and pay the proceeds of sale over to the Company or to another person as directed by the Committee; and/or

(iv)	the beneficial ownership of any Shares acquired by the Participant pursuant to an Award, or such number as specified, (net of any tax paid by the Participant which is not refundable) which are held by a trustee (whether as trustee of the employee benefit trust or nominee for the Participant) be automatically transferred to that trustee without any additional action/consent from the Participant; and/or

(v)	the Participant’s employing company (or former employing company) or any other Group Member may withhold from or offset against any distribution, bonus, payment (including salary, where permitted by law) or grant or vesting of any other award to which the Participant may be entitled in connection with their employment or engagement with such entity, an amount up to the value of the Shares at the date of Vesting or exercise (as relevant) of an Award (net of any tax paid by the Participant which is not refundable).

Any Shares or cash required to be transferred or paid as determined above, must be transferred or paid within 30 days of the notification to the Participant.

9.2	Relevant considerations

In making its determinations under rule 9.1.1 above, the Committee can take into account any information known to it, regardless as to whether the information relates to events or circumstances that occurred before an Award was made, during the life of an Award, during the period before and after Vesting or exercise of the Award, the Relevant Review period or any other time.

9.3	Indemnity

If the Committee determines that any amount to be recovered from the Participant pursuant to rule 9.1.1 above is to be recovered on a net of tax basis, the Committee may require the Participant to enter into such deed of indemnity as the Committee may prescribe, in case any tax or social security is refunded or is refundable to the Participant. The deed of indemnity may (without limitation) contain provisions for the recovery of tax and/or employee social security contributions from the Participant and the process of liaison with any tax authority.

10	General

10.1	Investigations

10.1.1	Notwithstanding any other rule of this Plan, if the Committee considers that rule 3.4 or rule 9 may apply to an Award and/or Shares (as appropriate) and an investigation regarding whether those provisions should be invoked commences or is ongoing in respect of a Participant’s Award, then, unless otherwise determined by the Committee, until such investigation has been concluded, the following will apply as appropriate according to the circumstances at the time:

(i)	prior to Vesting, an Award will not Vest;

(ii)	an Option cannot be exercised; and

(iii)	after Vesting or exercise but before the delivery of the Shares underlying an Award, the Shares underlying that Award will not be delivered.

10.2	Terms of employment

10.2.1	This rule 10.2 applies during an Employee’s employment and after the termination of an Employee’s employment, whether or not the termination is lawful or in breach of contract.

10.2.2	Nothing in the rules or the operation of the Plan forms part of the contract of employment of an Employee. The rights and obligations arising from the employment relationship between the Employee and their employer are separate from, and are not affected by, the Plan. Participation in the Plan does not create any right to, or expectation of, continued employment.

10.2.3	No Employee has a right to participate in the Plan. Participation in the Plan or the grant of Awards on a particular basis in any year does not create any right to or expectation of participation in the Plan or the grant of Awards on the same basis, or at all, in any future year.

10.2.4	Awards and Dividend Equivalents will not be pensionable.

10.2.5	The terms of the Plan do not entitle the Employee to the exercise of any discretion in their favour.

10.2.6	The Employee will have no claim or right of action in respect of any decision, omission or discretion (including, without limitation in relation to rules 3.4, 3.5 and 9), which may operate to the disadvantage of the Employee even if it is unreasonable, irrational or might otherwise be regarded as being in breach of the duty of trust and confidence (and/or any other implied duty) between the Employee and their employer.

10.2.7	No Employee has any right to compensation or damages for any loss in relation to the Plan, including (without limitation) any loss in relation to:

(i)	any loss or reduction of rights or expectations under the Plan in any circumstances (including lawful or unlawful termination of employment or termination of employment in breach of contract);

(ii)	any exercise of a discretion or a decision taken in relation to an Award or to the Plan, or any failure to exercise a discretion or take a decision; and

(iii)	the operation, suspension, termination or amendment of the Plan.

10.3	Committee’s decisions final and binding

The decision of the Committee on the interpretation of the Plan or in any dispute relating to an Award or matter relating to the Plan will be final and conclusive.

10.4	Third party rights

10.4.1	Nothing in this Plan confers any benefit, right or expectation on a person who is not a Participant. Save for any Group Member which employs or formerly employed the Participant, no third party has any rights under the Contracts (Rights of Third Parties) Act 1999 or any equivalent local legislation to enforce any term of this Plan. This does not affect any other right or remedy of a third party which may exist.

10.4.2	The rights of the parties to an Award to surrender, terminate or rescind it, or agree any variation, waiver or settlement of it, are not subject to the consent of any person that is not a party to the Award as a result of the Contracts (Rights of Third Parties) Act 1999.

10.5	Documents sent to shareholders

The Company is not required to send to Participants copies of any documents or notices normally sent to the holders of its Shares.

10.6	Costs

The Company will pay the costs of introducing and administering the Plan. The Company may ask a Participant’s employer to bear the costs in respect of an Award to that Participant.

10.7	Employee trust

Any Group Member may provide money to the trustee of any trust or any other person to enable them or the Participant to acquire Shares to be held for the purposes of the Plan, or enter into any guarantee or indemnity for those purposes, to the extent permitted by Section 682 of the Companies Act 2006 or any applicable law.

10.8	Data protection

10.8.1	Any data protection policy of the Group or any Group Member and/or data privacy notice that is applicable to Employees will apply to Participants' personal data.

10.8.2	The following will apply only to the extent required by applicable local law in connection with the offering and operation of the Plan in respect of Participants outside of the European Economic Area:

By participating in the Plan, each Participant consents to the collection, processing and transfer of their personal data for any purpose relating to the operation of the Plan. This includes (without limitation):

(i)	providing personal data to any Group Member and any third party such as trustees of any employee benefit trust, administrators of the Plan, registrars, brokers and any of their respective agents;

(ii)	the processing of personal data by any Group Member or third party;

(iii)	transferring personal data to a country outside the European Economic Area (including a country which does not have data protection laws equivalent to those prevailing in the European Economic Area); and

(iv)	providing personal data to potential purchasers of the Company, the Participant's employer or the business in which the Participant works.

10.9	Consents and applicable laws

All allotments, issues and transfers of Shares pursuant to the Plan will be subject to all applicable laws and regulations and to any necessary consent under any relevant enactments or regulations for the time being in force in the United Kingdom or elsewhere. The Participant is responsible for complying with any requirements they need to fulfil in order to obtain or avoid the necessity for any such consent.

10.10	Share rights

Shares issued to satisfy Awards will be fully paid and will rank equally in all respects with the Shares in issue on the date of allotment. They will not rank for any rights attaching to Shares by reference to a record date preceding the date of allotment. Where Shares are transferred to a Participant, including a transfer out of treasury, the Participant will be entitled to all rights attaching to the Shares by reference to a record date on or after the transfer date. The Participant will not be entitled to rights before that date.

10.11	Listing

If and so long as the Shares are listed and traded on a public market, the Company will apply for listing of any Shares issued under the Plan as soon as practicable.

10.12	Dealing Restrictions

The Committee, any Group Member, Employees and Participants will have regard to Dealing Restrictions when (in each case as appropriate) operating, interpreting, administering, participating in and taking any and all such other action in relation to, or contemplated or envisaged by the Plan.

10.13	Notices

10.13.1	Any information or notice to a person who is or will be eligible to be a Participant under or in connection with the Plan may be posted, or sent by electronic means, in such manner to such address as the Company considers appropriate, including publication on any intranet.

10.13.2	Any information or notice to the Company or other duly appointed agent under or in connection with the Plan may be sent by post or transmitted to it at its registered office or such other place, and by such other means, as the Committee or duly appointed agent may decide and notify Participants.

10.13.3	Notices sent by post will be deemed to have been given on the second day after the date of posting. However, notices sent by or to a Participant who is working overseas will be deemed to have been given on the seventh day after the date of posting. Notices sent by electronic means, in the absence of evidence to the contrary, will be deemed to have been received on the day after sending.

10.14	English language

If any documents relating to the Plan or any Award are provided in any language other than English, in the event of any conflict between that version and the English version, the English version will prevail. By participating in the Plan, a Participant consents to any information relating to the Plan and any Award being provided to them in English.

10.15	Conflict

In the event of any conflict between the Plan rules and any other document relating to the Plan or an Award under the Plan, the Plan rules will prevail.

10.16	Severability

The provisions of the Plan are severable and if any one or more provisions in the Plan are determined to be invalid, illegal or otherwise unenforceable, in whole or in part, the remaining provisions (and any remaining part of the provision in question) will nevertheless be binding and enforceable.

10.17	Governing law and jurisdiction

English law governs the Plan and all Awards and their construction. The English courts have exclusive jurisdiction in respect of any claims or disputes arising under or in connection with the Plan or any Award (whether contractual or non-contractual).

11	Overseas sub-plans

The Committee may establish plans to operate overseas either by scheduling sub-plans to the Plan or by adopting separate plans in accordance with the authority given by the Company’s shareholders. This includes designating from time to time which Employees may be invited to participate in a particular sub-plan.

12	Section 409A

Notwithstanding anything to the contrary in the Plan, the following terms will apply to any Award granted to or held by a US Taxpayer.

12.1.1	The Exercise Price of an Option will be no less than the fair market value of the underlying Shares on the Award Date and the Option will otherwise be intended to be exempt from Section 409A.

12.1.2	Any Conditional Award that Vests (as determined by the Committee in accordance with the Plan, including where rule 6.2 applies) will be settled by the delivery of Shares within 30 days following the Expected Vesting Date, except where rule 6.4 applies, when any Conditional Award held by the deceased Participant that Vests will be settled by the delivery of Shares within 60 days following the Participant’s death.

12.1.3	With respect to any Conditional Award, notwithstanding the terms of rule 7, upon a Change in Control or other transaction described in rule 7, the Conditional Award may Vest in accordance with the terms of rule 7; however, Shares (or the shares of any replacement award in an exchange) will not be delivered to the Participant until the Expected Vesting Date. Notwithstanding the foregoing, to the extent permitted under Section 409A (including with respect to a plan termination pursuant to US Treasury Regulation Section 1.409A-3(j)(4)(ix)), the Committee may instead determine in its sole discretion to settle any Conditional Awards that Vest in a manner that complies with Section 409A.

12.1.4	Notwithstanding anything to the contrary in the Plan, for any US Taxpayer, with respect to any Conditional Award, the “Expected Vesting Date” will be the date(s) specified in the Plan or any other dates as may be specified in the deed of grant or other grant documentation.

12.1.5	To the extent the Committee determines that such Award is subject to Section 409A, but does not conform with the requirements of Section 409A, the Committee may (but is not obliged to) amend the Award to cause the Award to conform with such requirements; provided, however, neither the Committee nor any Group Member make any representation that such amendment complies with Section 409A or any other applicable law, or that such Award is compliant or exempt from Section 409A.

12.1.6

(i)	Subject to rule 12.1.6(ii) below, notwithstanding anything to the contrary hereunder, with respect to any US Taxpayer, to the extent the Vesting, settlement or exercise of an Award may be delayed pursuant to the Plan rules, such delay will apply only if the Committee otherwise determines such delay would not result in additional taxes under Section 409A (if relevant).

(ii)	Rule 12.1.6(i) will not apply where the delay of the Vesting, settlement or exercise of an Award pursuant to the Plan rules is required by any statutory or legislative requirement, order, legal or regulatory code, provision or regulatory rule or other regulatory requirement or guidance, including, without limitation, the Listing Rules and the City Code on Takeovers and Mergers in force and as amended or replaced from time to time.

12.1.7	The Plan and the Awards granted hereunder are intended to be exempt from or otherwise comply with Section 409A, to the extent applicable thereto. Notwithstanding any provision of the Plan or any Award to the contrary, the Plan and Awards granted hereunder will be interpreted and construed consistent with this intent. Notwithstanding the foregoing, the Company will not be required to assume any increased economic burden in connection therewith. Although the Company and the Committee intend to administer the Plan so that the Plan and the Awards granted hereunder comply with the requirements of Section 409A, to the extent applicable thereto, neither the Company nor the Committee represents or warrants that the Plan or the Awards granted hereunder, or the Committee's administration of the Plan, will comply with Section 409A or any other provision of federal, state, local, or non-United States law. No Group Member nor its respective directors, officers, employees or advisers will be liable to any Participant (or any other individual claiming a benefit through the Participant) for any tax, interest, or penalties the Participant may owe as a result of participation in the Plan, and no Group Member will have any obligation to indemnify or otherwise protect any Participant from the obligation to pay any taxes pursuant to Section 409A or otherwise.